Brookfield Properties Corporation

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation”) held on April 28, 2004 in New York, New York:

Election of Directors — The twelve nominees set forth in the Corporation’s Management Proxy Circular dated March 4, 2004 were elected as directors by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Amendment to Share Option Plan — The resolution authorizing an amendment to the Corporation’s share option plan increasing the number of common shares which may be issued under the share option plan was passed by a majority of the votes cast on a show of hands vote on the resolution.

Appointment of Auditors — Deloitte & Touche LLP was reappointed as the auditors of the Corporation by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Brookfield Properties Corporation

By:	/s/ Kathleen G. Kane Kathleen G. Kane Senior Vice President and General Counsel Secretary

Dated May 4, 2004